Exhibit 99.1

Medigus Announces American Medical Association’s (AMA)
Publication of New Category I CPT® Code

New CPT Code 43210 represents landmark achievement for minimally-invasive technologies for the treatment of acid reflux, such as the MUSE™ system

OMER, Israel, September 6, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that the American Medical Association (AMA) has recently published a new Category I Current Procedural Terminology (CPT®) code, 43210, following its recommendation earlier this year to create a new CPT code for Esophagogastroduodenoscopy, flexible, transoral; with esophagogastric fundoplasty, partial or complete, includes duodenoscopy when performed. Medigus believes this new CPT code will allow for reimbursement for procedures performed with its MUSE™ system, an incisionless treatment option for GERD (gastroesophageal reflux disease), and will therefore allow physicians and facilities to report to payers procedures performed with the MUSE system. The new code 43210 will take effect January 1st, 2016. The final reimbursement value to physicians and facilities for procedures under the new code is scheduled to be announced in November.

“We thank the AMA for their decision to create this new CPT code to communicate the true clinical value of endoscopic fundoplication procedures for the treatment of persistent GERD, a condition that impacts millions of Americans,” said Chris Rowland, Chief Executive Officer of Medigus. “We also recognize the AGA, ACG, ASGE, ASGS and SAGES for their continued leadership advocating for the appropriate coding for the Medigus Ultrasonic Surgical Endostapler system, and helping drive adoption across the medical community.”

The Medigus Ultrasonic Surgical Endostapler, or MUSE system is an incisionless new technology for the treatment of GERD. MUSE is a comprehensive platform that allows a single physician or surgeon to perform fundoplication (stapling of the upper part of the stomach, or fundus, to the lower esophageal sphincter), a procedure that intends to deliver long-term relief from GERD by addressing its most common cause (a dysfunctional lower esophageal sphincter).

About Current Procedural Terminology (CPT®)
Decided upon by the CPT Editorial Panel, CPT codes are nationally recognized codes that the healthcare community uses to report all treatment options being administered to patients. The purpose of CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services, and thereby serves as an effective means for reliable nationwide communication among physicians and other healthcare providers, patients, and third parties. Proposals for new CPT codes undergo rigorous review by numerous specialty societies and others, including the Centers for Medicare and Medicaid Services (CMS), who ultimately make recommendations on reimbursement value. CPT® is registered trademark of the American Medical Association. For more information on CPT codes, visit the AMA website.

About MUSE™
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSE™ system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com